VASOMEDICAL, INC.
180 Linden Avenue
Westbury, New York  11590

October 6, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:         Vasomedical, Inc.
Form 10-K for the year ended May 31, 2010
Filed August 30, 2010
Form 10-Q for the quarter ended February 28, 2010
File No. 0-18105

Dear Mr. Vaughn:

We are in receipt of your letter of September 9, 2010 regarding our Form 10-K for the year ended May 31, 2010 and our Form 10-Q for the quarter ended February 28, 2010.

We have addressed your comments in response to the numbered comment in your September 9, 2010 letter.

Form 10-K for the year ended May 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition, page 26

Results of Operations Fiscal Years Ended May 31, 2010 and 2009, page 27

1.	We will make our meaningful disclosure of material items affecting operations without using a non-GAAP financial measure in our future filings.

2.	We will make the suggested disclosure of the credit to cost of goods sold as the related inventory is sold in our future filings when such amounts are material.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Our Form 10-K has been amended to provide the audited financial statements that are accompanied by a report that is signed by our Independent Registered Public Accounting Firm.

Amendment 1 for Form 10-Q for the quarter ended February 28, 2010

General

4.
The Audit Committee of our Board of directors decided on the restatement of our unaudited quarterly financial statements as of February 28, 2010 and for the three and nine months then ended at its meeting on August 26, 2010.  The proposed Amendment 1 was reviewed, discussed and approved at that meeting.  Amendment 1, reflecting the restatement, was filed with the SEC the next day, August 27, 2010.  Additionally, the Company’s Annual Report on Form 10-K was filed on August 30, 2010 (one business day later).  With both filings having been filed within two business days of the determination to restate the financial statements, the Company determined that such financial statements were now restated and it would not be necessary to file a Form 8-K to address Item 4.02 (non-reliance).  In light of the information filed within the time period for a Form 8-K and given the nature and amount of the restatement, the Company believes that the filing of a Form 8-K would not add any meaningful information to the investing public than that which was already presented and that such Form 8-K filing was therefore unnecessary and redundant.

Item 4T, Controls and Procedures, page 24

5.
At February 28, 2010, management concluded that its disclosure controls and procedures were effective.  Subsequent to that date, management has concluded that it has a lack of adequate accounting resources to address non-routine transactions and certain financial reporting matters on a timely basis.  This weakness has caused management to determine that its disclosure controls and procedures are no longer effective at May 31, 2010.  Management believes that the restatement of the February 28, 2010 financial statements results, in part, from this weakness.  However, management believes that the two different assessments are made at two different times and that the assessment at May 31, 2010 reflects matters which have come to light or occurred subsequent to February 28, 2010.  As such, management does not believe that the determination made at February 28, 2010 should be altered.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,
VASOMEDICAL INC.

/s/ Jonathan Newton

Jonathan Newton
Chief Financial Officer